Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated December 1, 2021
Registration No. 333-248544

Atlantic Union Bankshares Corporation
$250,000,000.00
2.875% Fixed-to-Floating Rate Subordinated Notes due 2031

Term Sheet

Issuer:	Atlantic Union Bankshares Corporation (the “Company”)

Security:	2.875% Fixed-to-Floating Rate Subordinated Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	$250,000,000.00

Ratings:

BBB by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	December 1, 2021

Settlement Date:	December 8, 2021 (T + 5)

Final Maturity Date (if not previously redeemed):	December 15, 2031

Coupon:	2.875% per annum, from and including the Settlement Date, to, but excluding December 15, 2026 or the earlier redemption date, payable semi-annually in arrears. From and including December 15, 2026 to, but excluding, the maturity date or earlier redemption date, a floating per annum rate equal to a Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement relating to the Notes under “Description of the Notes—Interest”) plus a spread of 186 basis points, payable quarterly in arrears, provided, however, that in the event the Three-Month Term SOFR (or other applicable Benchmark rate) is less than zero, then the Three-Month Term SOFR (or other applicable Benchmark rate) shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on June 15 and December 15 of each year through, but not including, December 15, 2026 or the earlier redemption date, and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on June 15, 2022.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	During the fixed rate period, 30/360 to but excluding December 15, 2026; during the floating rate period, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of December 15, 2026, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), including capital regulations, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the preliminary prospectus supplement relating to the Notes under “Description of the Notes—Redemption”).

Special Redemption:	The Company may redeem the Notes at any time prior to their maturity, including prior to December 15, 2026, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), including capital regulations, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	Book-entry form through the facilities of Depository Trust Company in $1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:

The Company intends to use the net proceeds from this offering to repay its outstanding $150 million of 5.00% fixed-to-floating rate subordinated notes due in 2026 (the “2026 Notes”) that are redeemable beginning on December 15, 2021 and for general corporate purposes. A notice of redemption was delivered to the holders of such notes on November 15, 2021, with respect to the redemption of all of the outstanding principal amount of such notes on December 15, 2021. The redemption that will occur on December 15, 2021 is not contingent on this offering of the Notes or the amount of proceeds resulting from this offering. Net proceeds contributed to the Atlantic Union Bank (the “Bank”) are anticipated to be used to support the Bank’s growth.

Price to Public:	100.00%

Ranking:	The Notes will be the Company’s unsecured, subordinated obligations and:

• will rank junior in right of payment to all of the Company’s existing and future Senior Indebtedness (as defined in the prospectus supplement under “Description of the Notes—Subordination of the Notes”);

• will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s existing and future unsecured subordinated indebtedness, including the 2026 Notes;

• will rank senior to any of the Company’s obligations relating to any outstanding junior subordinated debt securities issued to its capital trust subsidiaries;

• will be effectively subordinated to any of the Company’s existing or future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•     will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including, without limitation, depositors of the Bank, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of September 30, 2021, on a consolidated basis, the Company’s outstanding indebtedness and other liabilities totaled approximately $17.3 billion, which includes approximately $16.6 billion of deposit liabilities, no outstanding secured indebtedness that ranks structurally senior to the Notes, $150 million of outstanding subordinated debt securities that rank equal in right of payment to the Notes, and $150.5 million of outstanding junior subordinated debt securities that rank junior to the Notes.

CUSIP/ISIN:	04911AAA5 / US04911AAA51

Lead Book Running Manager:	Keefe, Bruyette & Woods, Inc.

Active Book Running Manager:	Piper Sandler & Co.

Co-Managers:	Goldman Sachs & Co. LLC Raymond James & Associates, Inc.

The Company expects that delivery of the Notes will be to investors on or about the Settlement Date indicated above, which will be the fifth business day following the trade date of December 1, 2021 (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in five business days (T+5), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the notes prior to their date of delivery should consult their advisors.

The Company has filed a shelf registration statement (File No. 333-248544) (including a base prospectus) and a related preliminary prospectus supplement dated December 1, 2021 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that shelf registration statement, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, Inc. by calling toll-free at (800) 966-1559 or by emailing USCapitalMarkets@kbw.com, or by emailing Piper Sandler & Co., fsg-dcm@psc.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.